GREAT PANTHER RESOURCES LIMITED

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9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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Form of Proxy - Annual and Special Meeting to be held on June 27, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 11:00 am, Pacific Time, on June 25, 2008.

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Great Panther Resources Limited (the "Company") hereby appoint(s): Kaare G. Foy, or failing this person, Robert A. Archer,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Great Panther Resources Limited to be held at Suite 2100, 1177 West Hastings Street, Vancouver, B.C. on Friday, June 27, 2008 at 11:00 a.m. Vancouver time and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Set Number of Directors Setting the number of Directors at five (5).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Kaare G. Foy	☐	☐	02. Robert A. Archer	☐	☐	03. Malcolm A. Burne	☐	☐
04. John T. Kopcheff	☐	☐	05. Michael Turko	☐	☐			

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	For	Withhold
3. Appointment of Auditor Appointing KPMG LLP, Chartered Accountants, as Auditor of the Company for the ensuing year.	☐	☐

	For	Against
4. Shareholder Rights Plan Ratifying the Company's Shareholder Rights Plan.	☐	☐

	For	Against
5. Incentive Stock Options Approving the amendment of outstanding out-of-the-money incentive stock options.	☐	☐

	For	Against
6. Grant Proxyholder Authority Granting the Proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY